Startech Environmental Corporation
                            88 Danbury Road, Suite 2A
                         Wilton, Connecticut 06897-2525
                               Tel: (203) 762-2499
                               Fax: (203) 761-0839


                                October 31, 2007


VIA EDGAR and FEDERAL EXPRESS
-----------------------------
Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:  Startech Environmental Corporation
                       Registration Statement on Form S-1
                       Filed June 1, 2007
                       File No. 333-143478
                       Form 10-K for the year ended October 31, 2006 Filed February 12, 2007
                       Form 10-Q for the period ended January 31, 2007 Filed March 26, 2007
                       File Nos. 000-25312
                       -------------------

Dear Ms. Hardy:

     On behalf of Startech Environmental Corporation ("we" or the "Company"), we respond as follows to the Staff's comment letter dated July 3, 2007 relating to the above-captioned registration statement on Form S-1, Form 10-K and Form 10-Q. Captions and page references herein correspond to those set forth in the registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

General

1. We note that you are registering for resale shares of common stock issuable upon the exercise of warrants. Given the size of the offering of these shares by the selling shareholders relative to the number of outstanding shares held by non-affiliates, the offering appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you may not conduct an at the market primary offering in accordance with Rule 415(a)(4) of Regulation C under the Securities Act for these shares. You must:

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Ms. Jennifer Hardy
October 31, 2007
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     o    File a registration statement for the "resale" offering at the time of each note conversion and warrant exercise because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).
     o Identify the selling shareholders as underwriters in the registration statement.
     o Include the price at which the underwriters will sell the securities. Alternatively, you may proceed with the offering under this registration statement by either (i) removing the shares from the registration statement or (ii) identifying the selling shareholders as underwriters and including a fixed price at which the selling shareholders will sell the shares.

     We have reduced the aggregate number of shares being registered for resale to 5,641,203, which is equal to approximately 33% of the number of outstanding shares held by non-affiliates immediately prior to the initial filing of the registration statement. Accordingly, we do not believe, as a result of the reduction of shares being registered, this offering should be characterized as a primary offering, and we believe we are eligible to conduct this offering under Rule 415 of the Securities Act.

2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants).

     Please see the table below, which is disclosed on page 72 of the prospectus.

   -----------------------------------------------------------------------------------------------------
   Warrant Investors          Warrant      Market       Issue Date        Total Dollar     Maturity Date
                              Shares       Price on                       Value
                                           Date of
                                           Issuance
   -----------------------------------------------------------------------------------------------------
   Petr Lisa                  15,000       $2.95        06/05/05          $44,250          05/10/08

   Robert Vujea Rev Trust UA  37,500       $2.69        07/05/05          $100,875         06/07/08
   1 24 92

   Cornell Capital Partners   650,000      $2.50        09/15/05          $1,625,000       09/15/08

   88 Danbury Road LLC        200,000      $2.68        12/11/06          $536,000         03/11/11

   FB US Investments          208,334      $3.00        03/13/07          $625,002         03/13/10

   Paradigm Group II          108,000      $3.04        03/16/07          $328,320         03/16/10

   Nutmeg Mercury Fund LLLP   231,842      $2.85        03/22/07          $659,724         03/22/10

   Cornell Capital            833,333      $2.95        04/11/07          $2,458,332       04/11/11

   Nutmeg Environmental LP    12,500       $2.44        09/20/05          $30,500          09/20/08
   -----------------------------------------------------------------------------------------------------

                                           Average Market Price on
Total Shares:           2,296,149          Date of Issuance:      $2.79          Total Dollar Value:            $6,408,003

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Ms. Jennifer Hardy
October 31, 2007
Page 3


3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures and warrants.

     We have made the following disclosure on page 72 of the prospectus.

Payment Recipient                                                 Payment Amount
-----------------                      ------------------------------------------------------------------
                                         Cash           Common Stock/ Market      Warrants/Exercise Price
                                                        Price Per Share on
                                                        Issuance Date
---------------------------------------------------------------------------------------------------------
FB Investments(1)                                       20,834/$3.00              20,834/$3.40

                                                                                  20,834/$4.40
---------------------------------------------------------------------------------------------------------
Paradigm Group(2)                                       12,000/$3.04              12,000/$3.40

                                                                                  12,000/$4.40
---------------------------------------------------------------------------------------------------------
Nutmeg Mercury Fund, LLP(3)              $55,555
---------------------------------------------------------------------------------------------------------
Cornell Capital Partners LP(4)           $95,000        41,666/$2.40
---------------------------------------------------------------------------------------------------------
Newbridge Securities Corporation(5)      $5,000
---------------------------------------------------------------------------------------------------------

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Ms. Jennifer Hardy
October 31, 2007
Page 4


(1) On March 13, 2007, we received net proceeds of $500,002 from FB Investments for the sale of 208,334 shares of our common stock, the issuance of warrants to purchase 208,334 shares of our common stock exercisable at $3.40 per share and warrants to purchase 208,334 shares of our common stock exercisable at $4.40 per share. FB Investments received the payment as a fee in connection with this transaction.

(2) On March 16, 2007, we received net proceeds of $259,200 from Paradigm Group for the sale of 108,000 shares of our common stock. We also issued warrants to purchase 108,000 shares of our common stock at an exercise price of $3.40 per share and warrants to purchase 108,000 shares of our common stock at an exercise price of $4.40 per share. Paradigm Group received the payment as a fee in connection with this transaction.

(3) On March 22, 2007, we received net proceeds of $555,555 from Nutmeg Mercury Fund LLP for the sale of 231,482 shares of our common stock. We also issued warrants to purchase 231,482 shares of our common stock at an exercise price of $3.40 per share and warrants to purchase 231,482 shares of our common stock at an exercise price of $4.40 per share. Nutmeg Mercury Fund LLP received the commission as a fee in connection with this transaction.

(4) On April 11, 2007, we entered into a Securities Purchase Agreement with Cornell Capital Partners LP, ("Cornell"). We issued and sold to Cornell 833,333 shares of our common stock at a price per share of $2.40, for an aggregate purchase price of $2,000,000. In connection with the issuance of our common stock, we issued to Cornell a Class A warrant and a Class B warrant, each warrant entitling Cornell to purchase 833,333 shares of our common stock at an exercise price per share of $3.40 and $4.40, respectively. The warrants expire on April 11, 2011. Cornell received the payment as an origination fee in connection with the Securities Purchase Agreement.

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Ms. Jennifer Hardy
October 31, 2007
Page 5


(5) On April 11, 2007, we entered into a Standby Equity Distribution Agreement (the "2007 SEDA") with Cornell. Pursuant to the 2007 SEDA, we may, at our discretion, periodically sell to Cornell shares of our common stock for a total purchase price of up to $10 million. For each share of our common stock purchased under the 2007 SEDA, Cornell will pay us 96% of the lowest closing bid price of our common stock for the five trading days immediately following the notice date. Cornell will also retain 5% of the amount of each advance under the 2007 SEDA. Cornell's obligation to purchase shares of our common stock under the 2007 SEDA is subject to certain conditions and limitations, including our obtaining an effective registration statement for shares of our common stock sold under the 2007 SEDA. Newbridge Securities Corporation received the grant as a placement agent fee in connection with this transaction under the Placement Agent Agreement relating to the 2007 SEDA. The 2007 SEDA has not yet been activated and is not available for funding.

     We received net proceeds of $2,040,000 from the sale of the convertible debentures and warrants to Cornell in 2005. There were no payments to any selling shareholders or any of their affiliates in the first year following the sale of the convertible debentures and warrants to Cornell.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
     o the total possible profit the selling shareholders could realize as a result of the exercise price discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:
          o the market price per share of the securities underlying the warrants on the date of the sale of the warrants;
          o the exercise price per share of the underlying securities on the date of the sale of the warrants, calculated as follows:
               o if the exercise price per share is set at a fixed price, use the price per share established in the warrants; and
          o    the total possible shares underlying the convertible securities;
          o the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares underlying the warrants;

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Ms. Jennifer Hardy
October 31, 2007
Page 6


          o the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the sale of the warrants and the total possible number of shares the selling shareholders may receive; and
          o    the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

     The exercise price of each of the warrants issued to the selling stockholders was not set at a discount, but rather at a premium to the then current market price of our common stock. Accordingly, we do not believe the requested disclosure is necessary.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     o The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
          o market price per share of the underlying securities on the date of the sale of that other security;
          o the conversion/ exercise price per share as of the date of the sale of that other security, calculated as follows:
               o if the conversion/ exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and
               o if the conversion/ exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
          o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
          o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received;
          o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

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Ms. Jennifer Hardy
October 31, 2007
Page 7


          o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

     There are no conversion discounts for securities underlying any other warrants, options, notes or other securities of the Company that are currently held by the selling shareholders. The convertible debentures issued to Cornell in 2005 contained a conversion price that was calculated at a discount to the then current market price of our common stock. However, the convertible debentures have been repaid in full and are no longer outstanding. Accordingly, we do not believe the requested disclosure is necessary.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     o the gross proceeds paid or payable to the issuer in the warrants transactions;

     The gross proceeds paid or payable to the issuer in the warrants transactions equal $6,408,003. Please see our response to comment 2 for more detailed information.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
     o    the date of the transaction;
     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
     o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
     o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

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Ms. Jennifer Hardy
October 31, 2007
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     o    the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

     o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

     The following information is provided on page 74 of the prospectus.

------------------------------------------------------------------------------------------------------------------------------------
Shareholder                 Date of             Number of Shares   Number of Shares    Percentage of Total Issued   Market Price Per
                            Transaction         Issued and         Issued or           and Outstanding Shares       Share Prior to
                                                Outstanding        Issuable in         Issued or Issuable in the    Transaction
                                                Prior to           Transaction         Transaction
                                                Transaction
------------------------------------------------------------------------------------------------------------------------------------
Paradigm/Startech 2002 LLP  1/29/2003           9,448,318          882,353             9.3%                         $1.18

Paradigm Group II, LLC      12/19/2003          16,173,062         173,913             1.1%                         $1.80

Paradigm Millennium Fund    2/8/2004            16,681,488         265,487             1.6%                         $3.95

Paradigm/Environmental      2/9/2004            17,167,196         174,779             1.0%                         $3.95
2004 LP

Nutmeg Environmental, L.P.  2/9/2004            17,395,533         50,442              0.3%                         $3.95

Nutmeg Environmental, L.P.  3/4/2004            17,715,557         206,018             1.2%                         $4.40

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Ms. Jennifer Hardy
October 31, 2007
Page 9


------------------------------------------------------------------------------------------------------------------------------------
Shareholder                 Date of             Number of Shares   Number of Shares    Percentage of Total Issued   Market Price Per
                            Transaction         Issued and         Issued or           and Outstanding Shares       Share Prior to
                                                Outstanding        Issuable in         Issued or Issuable in the    Transaction
                                                Prior to           Transaction         Transaction
                                                Transaction
------------------------------------------------------------------------------------------------------------------------------------
Paradigm/Environmental      3/4/2004            18,019,922         78,053              0.4%                         $4.40
2004 LP

Nutmeg Environmental, L.P.  8/11/2005           18,212,688         92,572              0.5%                         $2.50

Cornell Capital Partners    9/15/2005           18,117,608         3,966,956           21.9%                        $2.55
LP

Nutmeg Environmental, L.P.  9/20/2005           22,047,064         37,500              0.2%                         $2.44

Nutmeg Environmental, L.P.  1/29/2006           18,653,367         120,000             0.6%                         $1.75

Cornell Capital Partners    4/22/2006           18,777,367         543,478             2.9%                         $3.40
LP

FB US Investments LLC       5/23/2006           19,336,533         1,300,000           6.7%                         $3.75

Cornell Capital Partners    1/12/2007           20,724,364         271,339             1.3%                         $2.30
LP

FB US Investments LLC       3/13/2007           21,372,185         229,168             1.1%                         $3.00

Paradigm Group II, LLC      3/16/2007           21,481,353         120,000             0.6%                         $3.04

Nutmeg Mercury Fund LLP     3/22/2007           22,115,358         231,482             1.0%                         $2.85

Cornell Capital Partners    4/11/2007           21,471,840         875,000             4.1%                         $3.00
LP
------------------------------------------------------------------------------------------------------------------------------------

     As of October 15, 2007, the market price per share of the class of securities subject to each of the transactions was $2.05.

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Ms. Jennifer Hardy
October 31, 2007
Page 10


8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
     o the number of shares outstanding prior to the warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
     o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;
     o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;
     o the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
     o the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

     The following information is disclosed on page 75 of the prospectus.

     The total number of shares outstanding prior to each of the warrant transactions is contained in the table provided in our response to comment 7.

     The following shares were registered for resale by the selling shareholders or affiliates of the selling shareholders in prior Registration Statement No. 333-96885:

                                   Shares of Common
                                        Stock          Number of
                                     Beneficially      Shares of
                                        Owned         Common Stock             Common Stock
                                      Before the        Offered             Beneficially Owned
                                       Offering       Pursuant to         After the Offering (2)
                                   ---------------    Registration       -------------------------
Name of Beneficial Owner              Number(1)         Statement         Number       Percentage
------------------------           ---------------    -------------      ----------     ----------

Nutmeg Environmental, L.P.           381,946 (2)        381,946 (2)           0             *
Paradigm/Startech 2000 LLP         1,123,607 (3)        253,846 (3)     869,761             5.0%
Paradigm/Startech 2002, L.P.         492,746 (4)        492,746 (4)           0             *
Paradigm Group, LLC (5)              173,913 (5)        173,913 (5)           0             *
Paradigm Millennium Fund, L.P.       530,974 (6)        530,974 (6)           0             *
Paradigm Environmental 2004, L.P.    505,664 (7)        505,664 (7)           0             *
Robert Vujea Revocable Trust         280,000 (8)        250,000 (8)      30,000             *
The Nutmeg Group, L.L.C.           1,402,934 (9)      1,402,934 (9)           0             *

-------------
*    Represents less than one percent.

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Ms. Jennifer Hardy
October 31, 2007
Page 11


(1) Includes shares of common stock issuable upon exercise of the warrants issued in the private placements.

(2) Includes 190,973 shares of common stock issuable upon the exercise of warrants.

(3) Includes 126,923 shares of common stock issuable upon the exercise of warrants, which shares of common stock were previously registered under Registration Statement No. 333-96885.

(4) Includes 246,373 shares of common stock issuable upon the exercise of warrants.

(5) Does not include: (i) 1,123,607 shares of common stock, of which 126,923 are issuable upon the exercise of warrants, beneficially owned by Paradigm/Startech 2000 LLP, for which Paradigm Group, LLC is the general partner; (ii) 538,726 shares of common stock, of which 246,373 are issuable upon the exercise of warrants, beneficially owned by Paradigm/Startech 2002 L.P., for which Paradigm Group, LLC is the general partner; (iii) 505,664 shares of common stock, of which 252,832 are issuable upon the exercise of warrants, beneficially owned by Paradigm/Environmental 2004 L.P., for which Paradigm Group, LLC is the general partner; and (iv) 530,974 shares of common stock, of which 265,487 are issuable upon the exercise of warrants, beneficially owned by Paradigm Millenium Fund L.P., for which Paradigm Group, LLC is the general partner. Sheldon Drobny, in his capacity as Managing Director of Paradigm Group, LLC, may also be deemed to have investment discretion and voting power of the shares held by Paradigm Group, LLC. Mr. Drobny disclaims any beneficial ownership of the shares.

(6) Includes 265,487 shares of common stock issuable upon the exercise of warrants.

(7) Includes 252,832 shares of common stock issuable upon the exercise of warrants.

(8) Includes 250,000 shares of common stock issuable upon the exercise of warrants, which shares of common stoch were previously registered under Registration Statement No. 333-96885.

(9) Includes 701,467 shares of common stock issuable upon the exercise of warrants.


     The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders is set forth in the selling securityholders table in the prospectus.

     The number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders is not available to us. However, based upon the shares and warrants we are currently registering to our knowledge, the only shares sold were 207,080 shares by Cornell Capital. To the best of our knowledge, each of the other selling shareholders still owns the original shares that were issued to them on this registration statement and no warrants have been exercised.

     The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction is set forth in the selling securityholders table in the prospectus.

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Ms. Jennifer Hardy
October 31, 2007
Page 12


9. Please provide us, with a view toward disclosure in the prospectus, with the following information:
     o whether--based on information obtained from the selling shareholders-any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:
          o the date on which each such selling shareholder entered into that short position; and
          o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrants transactions and the filing of the registration statement (e.g., before or after the announcement of the transactions, before the filing or after the filing of the registration statement, etc.).

     To our knowledge, based on information provided by the selling shareholders, none of the selling shareholders have an existing short position in our common stock. We disclosed this information on page 67 of the prospectus.

10.  Please provide us, with a view toward disclosure in the prospectus, with:
     o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)--the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and
     o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

     All agreements between and/or among those parties are included as exhibits to the registration statement or other publicly available filings made with the Commission.

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Ms. Jennifer Hardy
October 31, 2007
Page 13


11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

     Pursuant to our response to comment 1, we have reduced the number of shares being registered herein to 5,641,203 to comply with the Commission's position regarding Rule 415. The number of shares registered in the fee table is now consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

12. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

     This information is provided on pages 68 and 69 of the prospectus.

13.  Please note the updating requirements of Rule 3-12 of Regulation S-X.

     The prospectus has been updated to include unaudited condensed consolidated financial statements for the three months ended July 31, 2007.

Cornell Financing Agreements, page 8
------------------------------------

14. Please disclose any distributions under the April 2007 Standby Equity Distribution Agreement. Please disclose that all shares issued or issuable in the future under the agreement will contain transferability restrictions. Please also state whether you granted registration rights with respect to the Standby Equity Distribution Agreement and, if so, disclose the terms and conditions of the registration rights. Finally, please disclose the means through which these shares will be sold by Cornell and provide risk factor disclosure of the dilutive effects of this form of financing.

     There were no distributions under the April 2007 Standby Equity Distribution Agreement ("SEDA") as we have not yet filed a registration statement providing for the resale of our shares of common stock pursuant to the SEDA, which is a condition precedent to drawing down under the SEDA. We have disclosed in the prospectus on page 9 that all shares issuable under the SEDA will contain transferability restrictions until such time that the registration statement providing for the resale of such shares is declared effective by the Commission. We granted registration rights to Cornell under the SEDA, the terms and conditions of which are disclosed on page 39 of the prospectus. Cornell has advised that they will generally sell the shares through broker transactions, however, Cornell may sell the shares in any manner consistent with the plan of distribution in the registration statement relating to the SEDA. We have provided risk factor disclosure on page 24 of the prospectus disclosing the dilutive effects of this form of financing.

Ms. Jennifer Hardy
October 31, 2007
Page 14


Dilution, page 22
-----------------

15. It is unclear whether the transaction discussed under this heading relates to the shares being registered for resale pursuant to this registration statement. Please revise your disclosure under this heading to discuss the dilutive effects of this offering. We may have additional comments upon review of your response.

     The dilutive effects relate strictly to the warrants in this offering. We have revised the disclosure in the prospectus accordingly.

Management's Discussion and Analysis, page 24
---------------------------------------------
Results of Operations, page 26
------------------------------

16. We note that your discussion of revenues for the three months ended January 31, 2007. You state all of your first quarter revenues of $65,976 were generated from the amortization of a portion of certain distributorship agreements, and we note from page F-10 that distribution rights are amortized over a three year period. Please address the following comments:
     o Please disclose in the S-1 and in future filings the nature of the distributorship agreements and their specific terms or provisions. For each financial statement period, disclose the number of agreements in force. Disclose the range or average amount of cash received on these agreements and disclose the payment terms. Disclose the financial statement line items that are impacted by distribution agreement transactions. Disclose the proportion of the deferred revenue liability balance at each balance sheet date that is comprised of distribution rights.
     o You also state that, additionally, revenues were derived from the completed installation in Mihama. However, you previously stated all your first quarter 2007 revenues were generated from the amortization of your distributorship agreements. Please tell us how much revenue is attributable to this installation, if any, and explain to us how revenue could be attributed to this item when, on page 11, you state that to date, you have delivered and installed only two Plasma Converters, the later of which was installed in April 2002.
     o Please tell us the nature of the overhaul project in Mihama during the three months ended January 31, 2006.

Ms. Jennifer Hardy
October 31, 2007
Page 15


     We are currently parties to the following four distributorship agreements:

     1 - Plastech Australia initiated on 5/28/04

     2 - Plasmatech Caribbean initiated on 7/23/04

     3 - Materiales Spain initiated 4/7/05

     4 - Global China initiated 9/12/05

     Each of these four distributorship agreements has the following terms and conditions:

     We grant to the distributor the rights to sell and support our proprietary Plasma Converter System ("PCS") for a specific geographic region or country. The distributor's responsibility under the agreement is to provide a $250,000 non-refundable fee for the rights. Additionally, the distributor must procure a demonstration system of at least 5 TPD, execute an additional 25 TPD PCS equipment sale within 12 months of execution of the agreement and execute an additional 25 TPD PCS for each additional year thereafter.

     A $250,000 non-refundable deposit is required to initiate the distributorship. The accounting treatment is as follows:

     The $250,000 distributorship payment is recorded on the balance sheet as a "Customer Deposit". Initially, a portion of this payment ($52,083), is transferred to revenue as it represents a cost for services/documentation that has already been expended. The remaining balance is amortized over a 36 month period. The amortization reduces the customer deposit line item liability and is transferred monthly to revenue.

     All of our first quarter 2007 revenue is attributable to amortization of distributorship agreements. There was no revenue attributable to the Mihama project in that quarter.

     The nature of the overhaul project in Mihama relates to field service support including replacement parts for the Himeji site during November and December 2005.

     While we will gladly respond to any inquiries pertaining to Mihama for the period ending January 31 of fiscal years 2007 and 2006, we do not believe that the responses are necessary due to the updating of our financial statements.

17. You state that the decrease in general and administrative expenses during the first quarter of fiscal 2007 was related to lower interest expenses, lower legal and accounting expenses, and stock based compensation in 2007. Please tell us how you determine that interest expense should be classified as general and administrative expense.

     We have not classified interest expense as general and administrative expense.

Ms. Jennifer Hardy
October 31, 2007
Page 16


Legal Proceedings, page 43
--------------------------

18. Please revise your disclosure under this heading to disclose the factual basis for the claim asserted by the plaintiffs as well as your counterclaim. Please also revise to state the date (day, month, year) the suit was filed, and the scope, if known, of the plaintiff class. Refer to
     Item 103 of Regulation S-K.

     This information has been revised in the prospectus to read as follows:

     We were sued in an action entitled Ann C. Ritson, et al v. Startech Environmental Corporation and Robert DeRochie, CV-06-5005444-S, in the Superior Court, Jurisdiction of Hartford, Connecticut, which was commenced on or about July 13, 2006 (the "Primary Action").

     By their complaint, Ann and John Ritson allege that Robert DeRochie, acting as our agent, made false representations to the Ritsons in connection with their purchase in December 2004 of shares of our common stock and warrants, and that those representations led the Ritsons to purchase the shares and suffer investment losses. Specifically, the Ritsons allege that we did not disclose to them the potential investigation by the SEC of an entity unrelated to us which shared two common directors with us, and did not disclose to them the preliminary status of negotiations regarding a potential investment by an unaffiliated third party investor. The Ritsons further allege that DeRochie was not registered with the State of Connecticut to transact business in securities as our agent, and that our company and DeRochie thus violated the Connecticut Uniform Securities Act ("CUSA") and DeRochie's failure to register as our agent caused the Ritsons to suffer damages. The Ritsons asserted claims against us and DeRochie for alleged violations of CUSA, as well as common law claims of fraud and negligence. We have denied the allegations and have asserted special defenses against the Ritsons. The parties attempted to settle the dispute during a mediation on August 7, 2007, and on October 9, 2007 the parties agreed on a final settlement, which all parties agreed to keep confidential.

19.  Please briefly disclose the facts underlying the complaint.

     The Ritsons allege that we did not disclose to them the potential investigation by the SEC of an entity unrelated to us which shared two common directors with us, and did not disclose to them the preliminary status of negotiations regarding a potential investment by an unaffiliated third party investor. The Ritsons further allege that an agent was not registered with the State of Connecticut to transact business in securities as our agent, and that Startech and an agent thus violated CUSA and an agent's failure to register as our agent caused the Ritsons to suffer damages.

Principal Shareholders and Stock Holdings of Management, page 52
----------------------------------------------------------------

20. We note that the final line of your table refers to a total of eight executive officers and directors, while only seven are named in the table. Please revise accordingly.

Ms. Jennifer Hardy
October 31, 2007
Page 17


     This information has been revised in the prospectus.

21. We note that footnotes 5 and 8 do not appear to refer to disclosure in the table, while footnote 8 does not contain any disclosure in the footnote itself. Please revise to provide clear disclosure of the ownership interests of executive officers, directors, and beneficial owners, as required by Item 403 of Regulation S-K.

     This information has been revised in the prospectus.

October 31, 2006 Financial Statements
-------------------------------------
Note 2 - Summary of Significant Accounting Policies, page F-9
-------------------------------------------------------------
Revenue Recognition, page F-10
------------------------------

22. You state that you recognize revenue on the sale of your manufactured products and installation at the date of shipment and when installed. If applicable, please expand the discussion of your revenue recognition policies to address the treatment of the multiple contract deliverables (i.e., manufacturing and installation). Discuss the units of accounting identified pursuant to EITF 00-21 or other authoritative guidance and how you have allocated the consideration. Disclose your revenue recognition policies for each unit of accounting. Revise the footnotes to the financial statements accordingly.

     Through the year ended October 31, 2006, only revenue related to the amortization of distributorship agreements and service or overhaul of existing converters was recognized. Revenue recognition policies related to these items were disclosed accordingly. During May 2007, the Company entered into an agreement to sell three of its Plasma Converter Systems to a customer. As of July 31, 2007, delivery of the Plasma Converter Systems had not yet occurred. The Company is currently evaluating the provisions of EITF 00-21 ("Revenue Arrangements with Multiple Deliverables") to determine its effect on this transaction.

Note 15 - Litigation and Other Contingencies, page F-25
-------------------------------------------------------

23. We note the primary action related to an alleged misrepresentation in a private placement transaction and that you are unable to evaluate the likelihood of an unfavorable outcome at this time. In your amended document, please comply with the disclosure requirements of paragraphs 8-10 of SFAS 5.

     As discussed in the Company's October 31, 2006 and July 31, 2007 financial statements, the Company was sued in an action relating to alleged misrepresentation in a private placement transaction. The Company has denied the allegations and has asserted defenses against the Plaintiffs. At the time of the filings, the Company and the involved parties were mediating the dispute and are in the process of negotiating a settlement. Accordingly, the Company was unable

Ms. Jennifer Hardy
October 31, 2007
Page 18


to evaluate an outcome, nor estimate the amount of any potential loss. Subsequent to the filing of the Company's Form 10-QSB for the nine months ended July 31, 2007, the Company agreed to settle this matter for an amount deemed immaterial to the financial statements. (see interim financial statements within the amended Form S-1).

Form 10-K for the year ended October 31, 2006
---------------------------------------------
Certifications - Exhibits 31.1 and 31.2
---------------------------------------

24. In future filings, as appropriate, please do not include item (b) to paragraph 4 and the accompanying introductory language in overall of paragraph 4 that refers to your internal control over financial reporting, as you have not yet issued a management assessment of your internal control. Refer to Release No. 33-8618.

     In future filings, as appropriate, we will not include item (b) to paragraph 4 and the accompanying introductory language in overall paragraph 4 that refers to our internal control over financial reporting.

Form 10-Q for the period ended January 31, 2007
-----------------------------------------------
Certifications - Exhibits 31.1 and 31.2
---------------------------------------

25. In future filings, please revise your management certifications to conform exactly to Item 601(b)(31) of Regulation S-K. Note also the correct Exchange Act Rules are 13a-15(e) and 15d-15(e).

     If future filings, we will revise our management certifications to conform exactly to Item 601(b)(31) of Regulation S-K. We note that the correct Exchange Act Rules are 13a-15(e) and 15d-15(e).

     If you have any questions, please do not hesitate to contact David J. Levine of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9121, or me at the above telephone and facsimile numbers.


                                             Very truly yours,

                                             Startech Environmental Corporation

                                             By:    /s/ Peter J. Scanlon
                                             ---------------------------
                                             Name:  Peter J. Scanlon
                                             Title: Chief Financial Officer

cc:   Matt Franker
      David J. Levine
      Joshua Davis
      Scott S. Rosenblum